Exhibit 99.1

CANTERBURY PARK HOLDING CORPORATION REPORTS

2021 SECOND QUARTER RESULTS

Shakopee, MN – August 9, 2021 – Canterbury Park Holding Corporation (“Canterbury” or the “Company”) (NASDAQ: CPHC), today reported financial results for the second quarter and six months ended June 30, 2021.

($ in thousands, except per share data and percentages)

	Three Months Ended June 30,			Six Months Ended June 30,
	2021	2020	Increase(3)	2021	2020	Increase(3)
Net revenues(1)	$15,872	$2,768	473.4%	$25,097	$13,717	83.0%

Net income (loss) (1)	$1,869	$(1,181)	NM	$2,421	$(926)	NM

Adjusted EBITDA(1) (2)	3,514	(1,775)	298.0%	4,936	(916)	638.8%

Basic EPS	$0.39	$(0.25)	NM	$0.51	$(0.20)	NM
Diluted EPS	$0.39	$(0.25)	NM	$0.51	$(0.20)	NM

(1)

Net revenues and net income for the six month period ended June 30, 2021 include $515,000 in grant funds received as a result of the Minnesota COVID-19 relief package that was passed and signed into law in December 2020.

(2)

Adjusted EBITDA, a non-GAAP measure, excludes certain items from net income, a GAAP measure. Non-GAAP financial measures are not intended to be considered in isolation from, a substitute for, or superior to GAAP results. Definitions, disclosures, and reconciliations of non-GAAP financial information are included later in the release.

(3)	Amounts referred to as “NM” are defined as not meaningful.

Financial results for the three and six months ended June 30, 2020 reflect the impact of the onset of the COVID-19 pandemic and closure of the Card Casino, simulcast, and special events operations at Canterbury Park from March 16, 2020 to June 9, 2020, after which the Company reopened in a limited capacity. Results for the six months ended June 30, 2021 include the impact of the state-mandated closure of Canterbury Park which ended January 10, 2021 and capacity restrictions from January 11, 2021 to May 28, 2021. Canterbury Park re-opened on January 11, 2021 with a capacity limitation of 150 guests per designated area; this was subsequently increased on February 13, 2021 to 250 guests per designated area. All capacity restrictions were removed on May 28, 2021, and we began operating under pre-pandemic guidelines.

Management Commentary

“Canterbury Park’s strong operating momentum continued in the second quarter of 2021, as income from operations (excluding one-time gains) increased 157% over the comparable 2019 non-COVID impacted period and, despite lower revenue, we generated record quarterly adjusted EBITDA of $3.5 million,” said Randy Sampson, President and Chief Executive Officer of Canterbury. “This strong performance reflects improved guest visitation as capacity restrictions were lifted which helped drive consistent monthly increases in our higher-margin Card Casino revenues throughout the quarter. The second quarter also benefited from healthy contributions from our racing operations, including the continuation of the strong out-of-state handle increases we achieved in 2020 with our shift to featuring more mid-week racing.

“Importantly, the many operating changes we have effected since the beginning of the pandemic are delivering higher margins and cash flow as reflected by the quarterly record for adjusted EBITDA as a percentage of revenue of 22% in the 2021 second quarter. Our ability to operate in a significantly more efficient manner is also evidenced by the improvement in this metric as compared to 10% achieved in the non-COVID impacted 2019 second quarter period. We are achieving improved operating expense management and efficiencies across our operations including labor management, purchasing, pricing, and marketing, and we are highly focused on maintaining this operating discipline to drive increased profitability as our revenues return to pre-COVID levels.

“Canterbury is leveraging our margin enhancement initiatives with operating strategies focused on profitable revenue growth. These strategies include a focus on higher value Card Casino players, new targeted social media advertising, and ongoing refinements to our marketing programs aimed at deepening the market penetration of our Card Casino. We’re also maintaining the increased spacing for our guests in the Card Casino, which players appreciate and which we believe is contributing to higher theoretical win per player. In addition, we are aggressively courting racing fans in our market by highlighting Canterbury as a horseplayer-friendly racetrack that features high quality racing and entertaining promotions. We are also bringing back special event days that our fans love and drive large family day crowds. Finally, we believe our capable food and beverage and events team, as well as our focus on expanding catering opportunities for events of all sizes and our commitment to launch new event experiences, offers significant growth opportunities for our hospitality operations. However, like most hospitality businesses, we face the challenge of hiring and maintaining adequate staffing at both manager and front-line levels of the Company. We continue to be creative in finding ways to fill our staffing shortages to maintain our customer service standards and allow us to execute on our growth initiatives.

“Progress on the development of Canterbury Commons™ continued throughout the 2021 second quarter and to-date in the third quarter. The number of people living and/or working full time at Canterbury Commons is growing every day. Following our initial focus on residential and office development, we are now seeing an uptick in business development discussions for new retail and hospitality development, particularly for restaurant and hotel venues. We are pleased with both the pace of development for existing projects and with our ongoing discussions around new potential developments and remain highly confident in our ability to achieve our vision of establishing a population, business, and entertainment center at Canterbury. We believe this development will benefit our Card Casino, racing operations, and event facilities and create new value for our shareholders.

“The operating and cost control initiatives we’ve implemented since March 2020 that have resulted in significant operating efficiencies combined with organic growth opportunities in our Card Casino and racetrack operations positions Canterbury to benefit from enhanced margins and cash flow as our operations continue to return to normalized levels. In addition, we have the financial flexibility to pursue strategic growth and diversification transactions where we can leverage our operating expertise. Finally, we are continuing with our efforts to unlock Canterbury Commons’ value for the benefit of our shareholders. Our ability to manage through the challenges of the pandemic and emerge as a stronger company with an extremely bright future is due to our talented and dedicated team members who continue to demonstrate to our guests daily our unwavering commitment to provide exceptional entertainment and customer service. I could not be more excited about our future or prouder of the entire Canterbury team.”

Canterbury Commons Development Update

Canterbury Commons development work continued during the 2021 second quarter. Leasing continues for the Phase 1 development of the upscale Triple Crown Residences at Canterbury Park, and Canterbury Park and Doran Properties Group expect early stages of the construction of the project’s second phase of roughly 300 additional apartments will begin in the fall of 2021 with the main construction project starting in the spring of 2022.

Development of a new 28,000 square foot office building by Greystone Construction (“Greystone”) was completed in July and approximately 85% of the building is leased, including the portion of the building now occupied by Greystone as its new corporate headquarters. Canterbury Park and Greystone, via their joint venture, continue to make progress on securing additional partners for the balance of the 13-acre site for potential uses such as hospitality, dining, residential, commercial, and service-oriented retail. At present, 50% of the site is either under contract or completed with recent contracts for two commercial sites. A purchase agreement has been signed on 1.67 acres for commercial use with a developer and entitlements are underway on a 156-unit, age-restricted multifamily project.

As previously reported, in April 2021, the Company closed on the sale of approximately eight acres of land to Pulte Homes of Minnesota for the development of 63 new row homes and townhome residences, and on two acres of land to Lifestyle Communities for the development of a new cooperative community featuring a 56-unit, four-story building with over 5,000 square feet of amenity spaces. The sale of the remaining approximately three acres to Pulte Homes is expected to close in 2022, subject to the satisfaction of certain conditions. Total consideration received by the Company for these land sale agreements was approximately $2,500,000.

Developer and partner selection for the remaining approximately 90 acres of Canterbury Commons continues. The primary focus for future projects will be on entertainment, office, retail, hotel, and restaurant uses. Canterbury expects to make additional new partner announcements in the future.

Summary of 2021 Second Quarter Operating Results

The operating results for the three-month period ended June 30, 2020 presented below reflect the impact of the suspension of operations at Canterbury through June 9, 2020. Live racing, simulcast wagering, and limited food and beverage operations reopened on June 10, 2020 with capacity constraints, followed by the resumption with capacity restraints of table games operations on June 15, 2020. There were no temporary shutdowns during the 2021 second quarter, but capacity was restricted in the 2021 second quarter until May 28, 2021.

Net revenues for the three months ended June 30, 2021 increased 473.4% to $15.9 million, compared to $2.8 million for the same period in 2020. This year-over-year increase in net revenues reflects an increase in all of the Company’s areas of operating revenue in second quarter of 2021 as compared to second quarter 2020, primarily as a result of a return to normalized operations and full capacity in the second quarter 2021 as compared to the prior year temporary suspension of operations through June 9, 2020, which was followed by the resumption of operations over the balance of the second quarter 2020 on a very limited basis.

Operating expenses for the three months ended June 30, 2021 were $13.0 million, an increase of $8.0 million, or 156.4%, compared to operating expenses of $5.1 million for the same period in 2020. This year-over-year increase in operating expenses reflects an increase in all of the Company’s operating expenses in the second quarter 2021 as compared to the second quarter 2020, primarily as a result of a return to normalized operations in the second quarter 2021 as compared to the prior year temporary suspension of operations through June 9, 2020.

During the 2021 second quarter, the Company recorded a $264,000 gain related to the sale of approximately 9.7 acres of land adjacent to the racetrack to Pulte Homes of Minnesota and Lifestyle Communities for $2,500,000.

The Company recorded a loss from equity investment of $641,000 for the three months ended June 30, 2021, primarily related to its share of depreciation, amortization, and interest expense from the Doran Canterbury joint ventures that are developing the Triple Crown Residences, which opened its initial phase in June 2020. The Company recorded a loss from equity investment of $150,000 for the three months ended June 30, 2020, also primarily related to its share of depreciation, amortization, and interest expense from the Doran Canterbury joint ventures.

The Company recorded income tax expense of $758,000 for the three months ended June 30, 2021. The Company recorded an income tax benefit of $1.1 million for the three months ended June 30, 2020.

The Company recorded net income of $1.9 million, or diluted earnings per share of $0.39, for the three months ended June 30, 2021. The Company recorded a net loss and diluted loss per share for the three months ended June 30, 2020 of $(1.2) million and $(0.25), respectively.

Adjusted EBITDA, a non-GAAP measure, was a quarterly record $3.5 million in the 2021 second quarter compared to an adjusted EBITDA loss of $(1.8) million for the same period in 2020.

Summary of 2021 Year-to-Date Operating Results

Net revenues for the six months ended June 30, 2021 increased 83.0% to $25.1 million, compared to $13.7 million for the same period in 2020. This year-over-year increase in net revenues reflects an increase in all the Company’s areas of operating revenue as a result of a return to normalized operations and full capacity in the second quarter 2021 as compared to the temporary suspension of operations from March 16, 2020 through June 9, 2020.

Operating expenses for the six months ended June 30, 2021 were $21.0 million, an increase of $5.1 million, or 32.1%, compared to operating expenses of $15.9 million for the same period in 2020. This year-over-year increase in operating expenses reflects increases in a majority of the Company’s operating areas, primarily as a result of a return to normalized operations and full capacity in the second quarter 2021 as compared to the prior year temporary suspension of operations from March 16, 2020 through June 9, 2020.

The Company recorded a loss from equity investment of $1.3 million for the six months ended June 30, 2021. The Company recorded a loss from equity investment of $150,000 for the six months ended June 30, 2020. These losses from equity investements were primarily related to the Company’s share of depreciation, amortization, and interest expense from the Doran Canterbury joint ventures.

The Company recorded income tax expense of $1.0 million for the six months ended June 30, 2021. The Company recorded an income tax benefit of $1.1 million for the six months ended June 30, 2020.

The Company recorded net income of $2.4 million, or diluted earnings per share of $0.51 for the six months ended June 30, 2021. The Company recorded a net loss and diluted loss per share for the six months ended June 30, 2020 of $926,000 and $0.20, respectively.

Adjusted EBITDA was $4.9 million for the six months ended June 30, 2021 compared to an adjusted EBTIDA loss of $916,000 for the same period in 2020.

Additional Financial Information

Further financial information for the second quarter ended June 30, 2021 is presented in the accompanying tables at the end of this press release. Additional information will be provided in the Company’s Quarterly Report on Form 10-Q that will be filed with the Securities and Exchange Commission on or about August 10, 2021.

Use of Non-GAAP Financial Measures

To supplement our financial statements, we also provide investors with information about our EBITDA and Adjusted EBITDA, each of which is a non-GAAP measure, which excludes certain items from net income a GAAP measure. We define EBITDA as earnings before interest, taxes, depreciation and amortization. We define Adjusted EBITDA as earnings before interest income, income tax expense (benefit), depreciation and amortization, as well as excluding gains on sale of land, depreciation and amortization related to equity investments, grant money received from the Minnesota COVID-19 relief package, and interest expense related to equity investments. Neither EBITDA nor adjusted EBITDA is a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), and should not be considered an alternative to, or more meaningful than, net income as an indicator of our operating performance. We have presented EBITDA as a supplemental disclosure because it is a widely used measure of performance and basis for valuation of companies in our industry. Other companies that provide EBITDA information may calculate EBITDA differently than we do. We have presented Adjusted EBITDA as a supplemental disclosure because it enables investors to understand our results excluding the effect of these items.

About Canterbury Park

Canterbury Park Holding Corporation (Nasdaq: CPHC) owns and operates Canterbury Park Racetrack and Card Casino in Shakopee, Minnesota, the only thoroughbred and quarter horse racing facility in the State. The Company generally offers live racing from May to September. The Card Casino hosts card games 24 hours a day, seven days a week, dealing both poker and table games. The Company also conducts year-round wagering on simulcast horse racing and hosts a variety of other entertainment and special events at its Shakopee facility. The Company is also pursuing a strategy to enhance shareholder value by the ongoing development of approximately 140 acres of underutilized land surrounding the Racetrack that was originally designated for a project known as Canterbury Commons™. The Company is pursuing several mixed-use development opportunities for the remaining underutilized land, directly and through joint ventures. For more information about the Company, please visit www.canterburypark.com.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, we may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans. These statements are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could affect our actual results and cause actual results to differ materially from those indicated in the forward-looking statements. We report these risks and uncertainties in our Annual Report on Form 10-K filed with the SEC and subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. They include, but are not limited to: the effect that the COVID-19 coronavirus pandemic and resulting precautionary measures may have on us as an entertainment venue or on the economy generally, including the fact that we temporarily suspended all card casino, simulcast, and special events operations during portions of 2020 and may be required to do so again in 2021, that we were required to limit visitors and engage in new cleaning protocols, social distancing measures and other changes to our racetrack and card casino operations to comply with state law and health protocols and reductions in the number of visitors due to their COVID-19 concerns; material fluctuations in attendance at the Racetrack; material changes in the level of wagering by patrons; any decline in interest in the unbanked card games offered in the Card Casino; competition from other venues offering unbanked card games or other forms of wagering; competition from other sports and entertainment options; increases in compensation and employee benefit costs; increases in the percentage of revenues allocated for purse fund payments; higher than expected expense related to new marketing initiatives; the impact of wagering products and technologies introduced by competitors; the general health of the gaming sector; legislative and regulatory decisions and changes; our dependence on the Cooperative Marketing Agreement with the Shakopee Mdewakanton Sioux Community for purse enhancement payments and marketing payments, which may not continue after 2022; our ability to successfully develop our real estate, including the effect of competition on our real estate development operations and our reliance on our current and future development partners; temporary disruptions or changes in access to our facilities caused by ongoing infrastructure improvements; and other factors that are beyond our ability to control or predict.

# # #

Investor Contacts: Randy Dehmer Vice President and Chief Financial Officer Canterbury Park Holding Corporation 952-233-4828 or investorrelations@canterburypark.com	Richard Land, Jim Leahy JCIR 212-835-8500 or cphc@jcir.com

– Financial tables follow –

CANTERBURY PARK HOLDING CORPORATION’S

SUMMARY OF OPERATING RESULTS

(UNAUDITED)

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Net Operating Revenues	$15,871,818	$2,767,855	$25,097,360	$13,716,814
Operating Expenses	(13,042,932)	(5,086,434)	20,996,363	(15,893,698)
Gain on Sale of Land	263,581	-	263,581	-
Income (Loss) from Operations	3,092,467	(2,318,579)	4,364,578	(2,176,884)
Other (Loss) Income, net	(465,786)	19,719	(934,180)	183,409
Income Tax (Expense) Benefit	(757,597)	1,117,663	(1,009,821)	1,067,499
Net Income (Loss)	$1,869,084	$(1,181,197)	$2,420,577	$(925,976)
Basic Net Income (Loss) Per Common Share	$0.39	$(0.25)	$0.51	$(0.20)
Diluted Net Income (Loss) Per Common Share	$0.39	$(0.25)	$0.51	$(0.20)

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA

(UNAUDITED)

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
NET INCOME (LOSS)	$1,869,084	$(1,181,197)	$2,420,577	$(925,976)
Interest income, net	(175,090)	(169,358)	(344,400)	(333,048)
Income tax expense (benefit)	757,597	(1,117,663)	1,009,821	(1,067,499)
Depreciation	694,168	693,640	1,383,753	1,410,493
EBITDA	3,145,759	(1,774,578)	4,469,751	(916,030)
Gain on sale of land	(263,581)	—	(263,581)	—
Depreciation and amortization related to equity investments	393,673	—	787,347	—
Interest expense related to equity investments	237,871	—	457,066	—
Other revenue, COVID-19 relief grants	—	—	(515,000)	—
ADJUSTED EBITDA	$3,513,723	$(1,774,578)	$4,935,583	$(916,030)